UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1.	Other news.
2.	Unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2023.
3.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank for the corresponding period.
4.	News Release on the unaudited financial results for the quarter and six months ended September 30, 2023.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Outcome of Board Meeting held on October 21, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (SEBI Listing Regulations), we write to inform you that the Board of Directors of ICICI Bank Limited (the Bank), at its meeting held today, inter alia, approved unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2023. We enclose herewith the following:

1.	Unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2023;

2.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank for the corresponding period; and

3.	News Release on the unaudited financial results for the quarter and six months ended September 30, 2023.

The Board Meeting commenced at 10.30 a.m. and concluded at 3.26 p.m.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531228, Email: companysecretary@icicibank.com
Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2023 (Q2-2024)	June 30, 2023 (Q1-2024)	September 30, 2022 (Q2-2023)	September 30, 2023 (H1-2024)	September 30, 2022 (H1-2023)	March 31, 2023 (FY2023)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			34,920.39	33,327.61	26,033.04	68,248.00	49,704.58	109,231.34
	a)	Interest/discount on advances/bills		27,118.87	25,844.15	19,928.87	52,963.02	37,563.19	83,942.97
	b)	Income on investments		7,020.31	6,618.00	5,123.36	13,638.31	9,705.14	20,888.46
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		494.34	412.70	348.30	907.04	829.68	1,850.51
	d)	Others		286.87	452.76	632.51	739.63	1,606.57	2,549.40
2.	Other income			5,776.68	5,435.25	5,054.87	11,211.93	9,720.07	19,831.45
3.	TOTAL INCOME (1)+(2)			40,697.07	38,762.86	31,087.91	79,459.93	59,424.65	129,062.79
4.	Interest expended			16,612.48	15,101.15	11,246.23	31,713.63	21,707.75	47,102.74
5.	Operating expenses (e)+(f)			9,855.32	9,522.59	8,161.36	19,377.91	15,727.69	32,873.24
	e)	Employee cost		3,725.42	3,883.66	2,888.53	7,609.08	5,737.74	12,059.93
	f)	Other operating expenses		6,129.90	5,638.93	5,272.83	11,768.83	9,989.95	20,813.31
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			26,467.80	24,623.74	19,407.59	51,091.54	37,435.44	79,975.98
7.	OPERATING PROFIT (3)–(6)			14,229.27	14,139.12	11,680.32	28,368.39	21,989.21	49,086.81
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4)			582.63	1,292.44	1,644.52	1,875.07	2,788.34	6,665.58
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			13,646.64	12,846.68	10,035.80	26,493.32	19,200.87	42,421.23
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			13,646.64	12,846.68	10,035.80	26,493.32	19,200.87	42,421.23
12.	Tax expense (g)+(h)			3,385.64	3,198.48	2,477.96	6,584.12	4,738.09	10,524.73
	g)	Current tax		3,246.52	3,137.37	2,605.14	6,383.89	4,844.35	10,254.48
	h)	Deferred tax		139.12	61.11	(127.18)	200.23	(106.26)	270.25
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			10,261.00	9,648.20	7,557.84	19,909.20	14,462.78	31,896.50
14.	Extraordinary items (net of tax expense)
15.	NET PROFIT FOR THE PERIOD (13)–(14)			10,261.00	9,648.20	7,557.84	19,909.20	14,462.78	31,896.50
16.	Paid-up equity share capital (face value ₹ 2 each)			1,400.83	1,399.54	1,393.79	1,400.83	1,393.79	1,396.78
17.	Reserves excluding revaluation reserves			210,508.56	205,587.83	177,407.93	210,508.56	177,407.93	195,495.25
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.21%	0.20%	0.20%	0.21%	0.20%	0.20%
	ii)	Capital adequacy ratio (Basel III)		16.07%	16.71%	16.93%	16.07%	16.93%	18.34%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	14.66	13.80	10.86	28.46	20.79	45.79
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	14.40	13.54	10.64	27.96	20.38	44.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		29,836.94	31,822.39	32,570.86	29,836.94	32,570.86	31,183.70
	ii)	Net non-performing customer assets		5,046.47	5,381.77	6,099.29	5,046.47	6,099.29	5,155.07
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		2.48%	2.76%	3.19%	2.48%	3.19%	2.81%
	iv)	% of net non-performing customer assets to net customer assets		0.43%	0.48%	0.61%	0.43%	0.61%	0.48%
20.	Return on assets (annualised)			2.41%	2.39%	2.06%	2.40%	2.02%	2.16%
21.	Net worth[2]			204,617.01	199,443.22	170,442.17	204,617.01	170,442.17	189,125.63
22.	Outstanding redeemable preference shares
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.30	0.33	0.40	0.30	0.40	0.37
25.	Total debts to total assets[4]			6.79%	6.75%	8.73%	6.79%	8.73%	7.53%

1.	At September 30, 2023, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.55% (June 30, 2023: 2.83%, March 31, 2023: 2.87%, September 30, 2022: 3.26%) and net non-performing advances to net advances was 0.45% (June 30, 2023: 0.51%, March 31, 2023: 0.51%, September 30, 2022: 0.65%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debts represents total borrowings of the Bank.

1

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,400.83	1,399.54	1,396.78	1,393.79
Employees stock options outstanding	1,078.01	916.04	760.89	510.09
Reserves and surplus	213,570.08	208,650.29	198,557.72	180,603.03
Deposits	1,294,741.72	1,238,736.60	1,180,840.69	1,090,007.96
Borrowings (includes subordinated debt)	116,758.02	111,252.36	119,325.49	129,933.91
Other liabilities and provisions	93,230.90	86,045.51	83,325.08	86,225.46
Total Capital and Liabilities	1,720,779.56	1,647,000.34	1,584,206.65	1,488,674.24

Assets
Cash and balances with Reserve Bank of India	66,221.19	68,799.52	68,526.17	67,095.05
Balances with banks and money at call and short notice	43,240.51	37,447.44	50,912.10	57,817.87
Investments	413,253.09	398,139.53	362,329.73	333,030.82
Advances	1,110,542.14	1,057,582.60	1,019,638.31	938,562.78
Fixed assets	10,165.93	9,731.31	9,599.84	9,509.67
Other assets	77,356.70	75,299.94	73,200.50	82,658.05
Total Assets	1,720,779.56	1,647,000.34	1,584,206.65	1,488,674.24

STANDALONE CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2023 (H1-2024)	March 31, 2023 (FY2023)	September 30, 2022 (H1-2023)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		26,493.32	42,421.23	19,200.87

Adjustments for:
Depreciation and amortisation		800.10	1,455.16	416.64
Net (appreciation)/depreciation on investments		471.19	2,594.71	1,734.38
Provision in respect of non-performing and other assets		842.68	(622.29)	(530.21)
General provision for standard assets		844.75	579.56	411.73
Provision for contingencies & others		328.79	5,408.77	1,931.95
Employee Stock Options Expense		355.69	517.24	259.52

Income from subsidiaries and consolidated entities		(939.58)	(1,784.56)	(994.97)
(Profit)/loss on sale of fixed assets		(7.50)	(53.49)	(12.57)
	(i)	29,189.44	50,516.33	22,417.34

Adjustments for:
(Increase)/decrease in investments		(25,712.82)	11,814.28	16,788.42
(Increase)/decrease in advances		(91,746.52)	(160,695.91)	(79,727.92)
Increase/(decrease) in deposits		113,901.03	116,274.95	25,436.35
(Increase)/decrease in other assets		(5,885.24)	(8,797.44)	(18,052.35)
Increase/(decrease) in other liabilities and provisions		7,920.32	8,294.45	14,913.32
	(ii)	(1,523.23)	(33,109.67)	(40,642.18)

Refund/(payment) of direct taxes	(iii)	(4,112.57)	(9,716.35)	(4,517.92)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	23,553.64	7,690.31	(22,742.76)
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries (including application money)		..	(529.98)	(529.98)
Income from subsidiaries and consolidated entities		939.58	1,784.56	994.97
Purchase of fixed assets		(1,492.96)	(2,020.09)	(838.22)
Proceeds from sale of fixed assets		36.55	281.60	70.45
(Purchase)/sale of held-to-maturity securities		(25,681.71)	(65,267.40)	(40,066.84)
Net cash flow from/(used in) investing activities	(B)	(26,198.54)	(65,751.31)	(40,369.62)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		624.91	942.07	536.17
Proceeds from long-term borrowings		7,902.08	32,987.26	11,092.61
Repayment of long-term borrowings		(15,928.66)	(18,307.33)	(7,130.98)
Net proceeds/(repayment) of short-term borrowings		5,625.32	(2,716.17)	18,968.13
Dividend paid		(5,598.60)	(3,479.45)	(3,479.45)
Net cash flow from/(used in) financing activities	(C)	(7,374.95)	9,426.38	19,986.48
Effect of exchange fluctuation on translation reserve	(D)	43.28	250.53	216.46

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(9,976.57)	(48,384.09)	(42,909.44)

Cash and cash equivalents at beginning of the year		119,438.27	167,822.36	167,822.36
Cash and cash equivalents at end of the year		109,461.70	119,438.27	124,912.92

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

2

STANDALONE SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2023 (Q2-2024)	June 30, 2023 (Q1-2024)	September 30, 2022 (Q2-2023)	September 30, 2023 (H1-2024)	September 30, 2022 (H1-2023)	March 31, 2023 (FY2023)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	33,080.02	31,057.21	25,322.22	64,137.23	48,710.23	103,775.34
b	Wholesale Banking	17,383.77	16,069.13	11,555.28	33,452.90	22,424.57	50,614.85
c	Treasury	27,859.08	26,305.11	20,150.74	54,164.19	38,508.74	84,770.74
d	Other Banking	727.96	844.19	750.09	1,572.15	985.34	2,383.06
	Total segment revenue	79,050.83	74,275.64	57,778.33	153,326.47	110,628.88	241,543.99
	Less: Inter segment revenue	38,353.76	35,512.78	26,690.42	73,866.54	51,204.23	112,481.20
	Income from operations	40,697.07	38,762.86	31,087.91	79,459.93	59,424.65	129,062.79
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	4,895.97	4,178.63	4,532.82	9,074.60	8,342.48	17,533.68
b	Wholesale Banking	4,670.00	4,079.70	3,717.12	8,749.70	7,405.50	15,785.78
c	Treasury	3,966.92	4,362.13	3,170.30	8,329.05	5,779.18	14,271.55
d	Other Banking	113.75	226.22	115.56	339.97	223.71	480.22
e	Unallocated expenses	..	..	(1,500.00)	..	(2,550.00)	(5,650.00)
	Total segment results	13,646.64	12,846.68	10,035.80	26,493.32	19,200.87	42,421.23
3.	Segment assets
a	Retail Banking	668,057.40	630,477.85	547,304.40	668,057.40	547,304.40	603,959.37
b	Wholesale Banking	463,638.43	446,455.06	391,612.01	463,638.43	391,612.01	432,874.35
c	Treasury	550,912.76	531,436.54	512,586.29	550,912.76	512,586.29	508,469.75
d	Other Banking	30,867.69	31,188.56	27,471.80	30,867.69	27,471.80	29,791.54
e	Unallocated	7,303.28	7,442.33	9,699.74	7,303.28	9,699.74	9,111.64
	Total segment assets	1,720,779.56	1,647,000.34	1,488,674.24	1,720,779.56	1,488,674.24	1,584,206.65
4.	Segment liabilities
a	Retail Banking	940,334.15	918,274.84	830,053.25	940,334.15	830,053.25	891,354.54
b	Wholesale Banking	416,050.16	380,883.03	321,677.03	416,050.16	321,677.03	347,276.49
c	Treasury	129,456.51	120,918.90	142,018.14	129,456.51	142,018.14	129,240.96
d	Other Banking	5,126.69	2,528.28	2,418.91	5,126.69	2,418.91	2,519.27
e	Unallocated	13,763.13	13,429.41	10,000.00	13,763.13	10,000.00	13,100.00
	Total segment liabilities	1,504,730.64	1,436,034.46	1,306,167.33	1,504,730.64	1,306,167.33	1,383,491.26
5.	Capital employed	216,048.92	210,965.88	182,506.91	216,048.92	182,506.91	200,715.39
6.	Total (4)+(5)	1,720,779.56	1,647,000.34	1,488,674.24	1,720,779.56	1,488,674.24	1,584,206.65

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)

Sr. no.	Particulars	Segment revenue	Segment Results	Segment assets	Segment liabilities
Q2-2024
	Retail Banking	33,080.02	4,895.97	668,057.40	940,334.15
(i)	Digital Banking	7,644.09	1,162.52	99,513.41	161,717.18
(ii)	Other Retail Banking	25,435.93	3,733.45	568,543.99	778,616.97
Q1-2024
	Retail Banking	31,057.21	4,178.63	630,477.85	918,274.84
(i)	Digital Banking	7,069.30	1,175.94	99,428.98	148,151.01
(ii)	Other Retail Banking	23,987.91	3,002.69	531,048.87	770,123.83

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

3

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2023 (Q2-2024)	June 30, 2023 (Q1-2024)	September 30, 2022 (Q2-2023)	September 30, 2023 (H1-2024)	September 30, 2022 (H1-2023)	March 31, 2023 (FY2023)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		38,938.08	37,105.89	28,850.49	76,043.97	55,009.09	121,066.81
	a)	Interest/discount on advances/bills	28,501.06	27,087.69	20,861.83	55,588.75	39,315.57	87,929.24
	b)	Income on investments	9,279.96	8,831.05	6,814.58	18,111.01	12,940.87	27,905.03
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	699.56	582.21	440.19	1,281.77	1,002.93	2,305.46
	d)	Others	457.50	604.94	733.89	1,062.44	1,749.72	2,927.08
2.	Other income		18,354.18	14,978.11	16,327.73	33,332.29	29,387.46	65,111.99
3.	TOTAL INCOME (1)+(2)		57,292.26	52,084.00	45,178.22	109,376.26	84,396.55	186,178.80
4.	Interest expended		17,908.01	16,367.66	11,996.97	34,275.67	23,086.03	50,543.39
5.	Operating expenses (e)+(f)		23,911.01	20,056.67	20,683.34	43,967.68	37,690.03	82,439.02
	e)	Employee cost	4,662.23	4,811.33	3,675.89	9,473.56	7,263.07	15,234.17
	f)	Other operating expenses	19,248.78	15,245.34	17,007.45	34,494.12	30,426.96	67,204.85
6.	TOTAL EXPENDITURE (4)+(5)		41,819.02	36,424.33	32,680.31	78,243.35	60,776.06	132,982.41
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		15,473.24	15,659.67	12,497.91	31,132.91	23,620.49	53,196.39
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4)		649.01	1,345.04	1,652.97	1,994.05	2,783.76	6,939.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		14,824.23	14,314.63	10,844.94	29,138.86	20,836.73	46,256.46
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		335.45	251.04	306.52	586.49	517.78	998.29
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		15,159.68	14,565.67	11,151.46	29,725.35	21,354.51	47,254.75
13.	Tax expense (g)+(h)		3,808.82	3,551.22	2,790.25	7,360.04	5,295.11	11,793.44
	g)	Current tax	3,638.50	3,507.57	2,888.63	7,146.07	5,372.40	11,456.44
	h)	Deferred tax	170.32	43.65	(98.38)	213.97	(77.29)	337.00
14.	Less: Share of profit/(loss) of minority shareholders		454.73	378.33	354.22	833.06	667.88	1,424.67
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		10,896.13	10,636.12	8,006.99	21,532.25	15,391.52	34,036.64
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		10,896.13	10,636.12	8,006.99	21,532.25	15,391.52	34,036.64
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,400.83	1,399.54	1,393.79	1,400.83	1,393.79	1,396.78
19.	Reserves excluding revaluation reserves		226,314.47	220,658.14	190,007.24	226,314.47	190,007.24	209,248.29
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		15.57	15.22	11.50	30.79	22.13	48.86
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		15.27	14.91	11.25	30.19	21.66	47.84

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,400.83	1,399.54	1,396.78	1,393.79
Employees stock options outstanding	1,078.01	916.04	760.89	510.09
Reserves and surplus	229,405.37	223,749.98	212,340.13	193,235.18
Minority interest	7,203.63	6,997.14	6,686.75	6,328.99
Deposits	1,325,252.62	1,269,343.44	1,210,832.15	1,116,276.81
Borrowings (includes subordinated debt)	189,709.79	182,981.41	189,061.81	182,180.98
Liabilities on policies in force	259,349.87	253,673.57	238,867.36	232,811.31
Other liabilities and provisions	111,449.63	100,836.28	98,544.63	100,416.67
Total Capital and Liabilities	2,124,849.75	2,039,897.40	1,958,490.50	1,833,153.82

Assets
Cash and balances with Reserve Bank of India	66,269.76	68,839.14	68,648.94	67,145.79
Balances with banks and money at call and short notice	62,832.19	58,589.88	67,807.55	71,399.78
Investments	715,263.84	692,709.14	639,551.97	594,192.38
Advances	1,182,108.54	1,124,875.06	1,083,866.32	1,000,290.80
Fixed assets	11,657.62	11,154.20	10,969.00	10,787.57
Other assets	86,616.47	83,628.65	87,545.39	89,236.17
Goodwill on consolidation	101.33	101.33	101.33	101.33
Total Assets	2,124,849.75	2,039,897.40	1,958,490.50	1,833,153.82

4

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2023 (H1-2024)	March 31, 2023 (FY2023)	September 30, 2022 (H1-2023)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		28,892.29	45,830.08	20,686.63

Adjustments for:
Depreciation and amortisation		718.03	1,645.59	504.97
Net (appreciation)/depreciation on investments		544.08	2,705.35	1,758.47
Provision in respect of non-performing and other assets		912.46	(365.35)	(437.11)
General provision for standard assets		845.42	489.89	313.04
Provision for contingencies & others		338.00	5,423.69	1,941.38
(Profit)/loss on sale of fixed assets		(7.49)	(54.26)	(12.70)
Employees stock options expense		355.73	518.05	260.10
	(i)	32,598.52	56,193.04	25,014.78

Adjustments for:
(Increase)/decrease in investments		(61,307.31)	(15,828.63)	8,887.37
(Increase)/decrease in advances		(99,161.23)	(163,893.16)	(80,261.34)
Increase/(decrease) in deposits		114,420.47	119,466.36	24,911.02
(Increase)/decrease in other assets		(1,174.66)	(16,607.62)	(18,106.37)
Increase/(decrease) in other liabilities and provisions		19,941.38	27,774.24	23,588.52
	(ii)	(27,281.35)	(49,088.81)	(40,980.80)

Refund/(payment) of direct taxes	(iii)	(5,114.50)	(10,875.43)	(5,021.79)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	202.67	(3,771.20)	(20,987.81)
Cash flow from/(used in) investing activities
Purchase of fixed assets		(1,887.32)	(2,467.68)	(1,020.02)
Proceeds from sale of fixed assets		39.66	287.42	74.03
(Purchase)/sale of held to maturity securities		(1,624.00)	(65,825.06)	(40,762.15)
Net cash flow from/(used in) investing activities	(B)	(3,471.66)	(68,005.32)	(41,708.14)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		624.91	942.07	536.18
Proceeds from long-term borrowings		13,217.32	41,736.20	15,046.27
Repayment of long-term borrowings		(19,730.64)	(26,891.80)	(12,734.03)
Net proceeds/(repayment) of short-term borrowings		7,327.24	12,483.70	18,492.84
Dividend paid		(5,598.60)	(3,479.45)	(3,479.45)
Net cash flow from/(used in) financing activities	(C)	(4,159.77)	24,790.72	17,861.81
Effect of exchange fluctuation on translation reserve	(D)	74.22	316.31	253.73

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(7,354.54)	(46,669.49)	(44,580.41)

Cash and cash equivalents at beginning of the year		136,456.49	183,125.98	183,125.98
Cash and cash equivalents at end of the year		129,101.95	136,456.49	138,545.57
1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

5

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2023 (Q2-2024)	June 30, 2023 (Q1-2024)	September 30, 2022 (Q2-2023)	September 30, 2023 (H1-2024)	September 30, 2022 (H1-2023)	March 31, 2023 (FY2023)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	33,080.02	31,057.21	25,322.22	64,137.23	48,710.23	103,775.34
b	Wholesale Banking	17,383.77	16,069.13	11,555.28	33,452.90	22,424.57	50,614.85
c	Treasury	27,718.83	26,305.52	20,022.25	54,024.35	38,380.32	84,536.92
d	Other Banking	1,497.57	1,566.63	1,186.06	3,064.20	1,811.60	4,464.00
e	Life Insurance	13,413.14	9,937.69	12,054.15	23,350.83	21,051.94	47,930.17
f	Others	3,287.17	3,129.78	2,446.68	6,416.95	4,500.68	9,725.98
	Total segment revenue	96,380.50	88,065.96	72,586.64	184,446.46	136,879.34	301,047.26
	Less: Inter segment revenue	39,088.24	35,981.96	27,408.42	75,070.20	52,482.79	114,868.46
	Income from operations	57,292.26	52,084.00	45,178.22	109,376.26	84,396.55	186,178.80
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,895.97	4,178.63	4,532.82	9,074.60	8,342.48	17,533.68
b	Wholesale Banking	4,670.00	4,079.70	3,717.12	8,749.70	7,405.50	15,785.78
c	Treasury	3,826.64	4,362.51	3,041.78	8,189.15	5,650.70	14,037.21
d	Other Banking	323.65	431.66	235.00	755.31	439.76	1,001.45
e	Life Insurance	248.31	208.48	199.48	456.79	355.17	896.89
f	Others	1,367.63	1,344.40	1,139.43	2,712.03	2,060.59	4,202.37
g	Unallocated expenses	..	..	(1,500.00)	..	(2,550.00)	(5,650.00)
	Total segment results	15,332.20	14,605.38	11,365.63	29,937.58	21,704.20	47,807.38
	Less: Inter segment adjustment	507.97	290.75	520.69	798.72	867.47	1,550.92
	Add: Share of profit in associates	335.45	251.04	306.52	586.49	517.78	998.29
	Profit before tax and minority interest	15,159.68	14,565.67	11,151.46	29,725.35	21,354.51	47,254.75
3.	Segment assets
a	Retail Banking	668,057.40	630,477.85	547,304.40	668,057.40	547,304.40	603,959.37
b	Wholesale Banking	463,638.43	446,455.06	391,612.01	463,638.43	391,612.01	432,874.35
c	Treasury	556,107.71	536,365.17	516,823.60	556,107.71	516,823.60	512,940.50
d	Other Banking	85,485.62	85,997.13	77,931.47	85,485.62	77,931.47	83,696.05
e	Life Insurance	276,072.97	270,187.94	247,827.69	276,072.97	247,827.69	255,689.90
f	Others	79,509.73	74,421.79	52,124.46	79,509.73	52,124.46	71,134.84
g	Unallocated	7,409.61	7,589.80	10,294.09	7,409.61	10,294.09	9,656.72
	Total	2,136,281.47	2,051,494.74	1,843,917.72	2,136,281.47	1,843,917.72	1,969,951.73
	Less: Inter segment adjustment	11,431.72	11,597.34	10,763.90	11,431.72	10,763.90	11,461.23
	Total segment assets	2,124,849.75	2,039,897.40	1,833,153.82	2,124,849.75	1,833,153.82	1,958,490.50
4.	Segment liabilities
a	Retail Banking	940,334.15	918,274.84	830,053.25	940,334.15	830,053.25	891,354.54
b	Wholesale Banking	416,050.16	380,883.03	321,677.03	416,050.16	321,677.03	347,276.49
c	Treasury	145,118.41	136,353.59	156,709.28	145,118.41	156,709.28	144,338.32
d	Other Banking	54,431.14	52,110.28	48,111.03	54,431.14	48,111.03	51,378.80
e	Life Insurance	265,576.06	259,852.31	238,362.01	265,576.06	238,362.01	245,755.62
f	Others	69,541.69	64,855.12	43,866.06	69,541.69	43,866.06	62,250.16
g	Unallocated	13,345.66	13,100.00	10,000.00	13,345.66	10,000.00	13,100.00
	Total	1,904,397.27	1,825,429.17	1,648,778.66	1,904,397.27	1,648,778.66	1,755,453.93
	Less: Inter segment adjustment	11,431.72	11,597.34	10,763.90	11,431.72	10,763.90	11,461.23
	Total segment liabilities	1,892,965.55	1,813,831.83	1,638,014.76	1,892,965.55	1,638,014.76	1,743,992.70
5.	Capital employed	231,884.20	226,065.57	195,139.06	231,884.20	195,139.06	214,497.80
6.	Total (4)+(5)	2,124,849.75	2,039,897.40	1,833,153.82	2,124,849.75	1,833,153.82	1,958,490.50

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

6

Notes:

1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on October 21, 2023. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q2-2024 and H1-2024.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under the Companies Act, 2013.
3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at September 30, 2023 are given below:

(₹ in crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2023 (A)	Of (A), aggregate debt that slipped into NPA during H1-2024[1]	Of (A) amount written off during H1-2024	Of (A) amount paid by the borrowers during H1-2024[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2023
Personal Loans[3]	1,960.78	111.98	4.98	281.75	1,567.05
Corporate persons	810.90	..	..	13.32	797.58
Of which, MSMEs	..	..	..	..	..
Others	568.76	42.20	2.59	95.26	431.30
Total	3,340.44	154.18	7.57	390.33	2,795.93

1. Includes cases which have been written off during the period.
2. Net of increase in exposure during the period.
3. Includes various categories of retail loans.

4.	At September 30, 2023, the Bank holds contingency provision of ₹ 13,100.00 crore (June 30, 2023 and March 31, 2023: ₹ 13,100.00 crore; September 30, 2022: ₹ 10,000.00 crore).
5.	During Q2-2024, the Bank has allotted 6,437,365 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.
9.	₹ 1.00 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Sandeep Batra
Executive Director
DIN-03620913

Mumbai
October 21, 2023

7

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited standalone financial results for the quarter and half year ended 30 September 2023 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter and half year ended 30 September 2023 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’), except for the disclosures relating to Pillar 3 disclosures as at 30 September 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank's Management and approved by the Board of Directors of the Bank, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard 25 ‘Interim Financial Reporting’(‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to Banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

1

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

4.	Based on our review conducted as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25 prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosures as at 30 September 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911
UDIN: 23118580BGXRUA8819	UDIN: 23145911BGYCCX3763

Place: Mumbai	Place: Mumbai
Date: 21 October 2023	Date: 21 October 2023

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited consolidated financial results for the quarter and half year ended 30 September 2023 of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Parent Bank’ or ‘the Bank’), its subsidiaries (the Parent Bank and its subsidiaries together referred to as ‘the Group’) and its share of the net profit / (loss) after tax of its associates for the quarter and half year ended 30 September 2023 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 September 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 of the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard (‘AS’) 25 ‘Interim Financial Reporting’ (‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

4.	The Statement includes the results/information of the entities referred in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review/audit reports of other auditors, referred to in paragraph 8 & 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 September 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in Note 06 to the Statement and have not been reviewed by us.

6.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 17 October 2023 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2023 is the responsibility of the Company's Panel Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the condensed standalone interim financial statements of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

7.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 18 October 2023, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Claims Incurred But Not Reported (‘IBNR'), Claims Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 30 September 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial results of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

8.	We did not review / audit the interim financial statements / financial results of eleven subsidiaries, included in the Statement, whose interim financial statements / financial results reflects total assets of Rs. 4,10,636.81 crore (before consolidation adjustments) as at 30 September 2023 and total revenues of Rs. 17,466.01 crore and Rs. 31,252.18 crore (before consolidation adjustments) and total net profit after tax of Rs. 1,409.33 crore and Rs. 2,815.55 crore (before consolidation adjustments) for the quarter and half year ended 30 September 2023 respectively and the cash inflow (net) of Rs. 2,554.93 crore (before consolidation adjustments) for the half year ended 30 September 2023 as considered in the Statement. These interim financial statements/ financial results have been reviewed/audited by other auditors whose review/ audit reports have been furnished to us by the management, and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/information of these three subsidiaries are not material to the Group.

Further, one subsidiary company whose financial statement reflects total assets of Rs. 16.55 crore (before consolidation adjustments) as at 30 September 2023 and total revenues of Rs. 0.12 crore and Rs. 0.53 crore (before consolidation adjustments) and total net profit after tax of Rs. 0.09 crore and Rs. 0.46 (before consolidation adjustments) for the quarter and half year ended 30 September 2023 respectively and the cash inflows (net) of Rs. 0.0004 crore (before consolidation adjustments) for the half year ended 30 September 2023, as considered in the Statement has been audited by M S K A & Associates, one of the joint auditors of the Bank. Accordingly, conclusion of KKC & Associates LLP (formerly Khimji Kunverji & Co LLP), the other joint auditor of the Bank, in so far as it relates to the amounts and disclosures included in respect of this subsidiary, is based solely on the audit report issued by the joint auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion on the statement is not modified in respect of the above matter.

9.	The Statement also includes the Group's share of net profit after tax of Rs. 276.99 crore and Rs. 464.42 crore for the quarter and half year ended 30 September 2023 respectively, as considered in the Statement, in respect of an associate, whose interim financial information / financial result have not been reviewed by us. This interim financial statements/information have been audited/reviewed by other auditors whose reports have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this associate, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above. Our conclusion on the Statement is not modified in respect of the above matter.

3

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

10.	The Statement includes the interim financial statements / information of four subsidiaries which have not been reviewed / audited by their auditors, whose interim financial statements / financial results reflect total assets of Rs. 87.56 crore (before consolidation adjustments) as at 30 September 2023, total revenues of Rs. 8.87 crore and Rs. 17.47 crore (before consolidation adjustments) and total net (loss) after tax of Rs. (2.09) crore and Rs. (3.79) crore (before consolidation adjustments) for the quarter and half year ended 30 September 2023 respectively and the cash outflow (net) of Rs. 2.74 crore (before consolidation adjustments) for the half year ended 30 September 2023, as considered in the Statement. The Statement also includes the Group's share of net profit after tax of Rs. 58.46 crore and Rs. 122.07 crore for the quarter and half year ended 30 September 2023 respectively, as considered in the Statement, in respect of seven associates based on their interim financial statements / financial results which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial statements / financial results are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911
UDIN: 23118580BGXRUB2119	UDIN: 23145911BGYCCW2134

Place: Mumbai	Place: Mumbai
Date: 21 October 2023	Date: 21 October 2023

4

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement.

 Parent Bank

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

5

News Release	October 21, 2023

Performance Review: Quarter ended September 30, 2023

•	Profit before tax excluding treasury grew by 35.7% year-on-year to ₹ 13,731 crore (US$ 1.6 billion) in the quarter ended September 30, 2023 (Q2-2024)

•	Core operating profit grew by 21.7% year-on-year to ₹ 14,314 crore (US$ 1.7 billion) in Q2-2024

•	Profit after tax grew by 35.8% year-on-year to ₹ 10,261 crore (US$ 1.2 billion) in Q2-2024

•	Total period-end deposits grew by 18.8% year-on-year to ₹ 12,94,742 crore (US$ 155.9 billion) at September 30, 2023

•	Average current account and savings account (CASA) ratio was 40.8% in Q2-2024

•	Domestic loan portfolio grew by 19.3% year-on-year to ₹ 10,74,206 crore (US$ 129.4 billion) at September 30, 2023

•	Net NPA ratio declined to 0.43% at September 30, 2023 from 0.48% at June 30, 2023

•	Provision coverage ratio on non-performing assets was 82.6% at September 30, 2023

•	Including profits for the six months ended September 30, 2023 (H1-2024), total capital adequacy ratio was 17.59% and Tier-1 capital adequacy ratio was 16.86% on a standalone basis at September 30, 2023

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2023 (Q2-2024). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended September 30, 2023.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 35.7% year-on-year to ₹ 13,731 crore (US$ 1.6 billion) in Q2-2024 from ₹ 10,121 crore (US$ 1.2 billion) in the quarter ended September 30, 2022 (Q2-2023)

•	The core operating profit grew by 21.7% year-on-year to ₹ 14,314 crore (US$ 1.7 billion) in Q2-2024 from ₹ 11,765 crore (US$ 1.4 billion) in Q2-2023; excluding dividend income from subsidiaries/associates, core operating profit grew by 22.9% year-on-year in Q2-2024

•	Net interest income (NII) increased by 23.8% year-on-year to ₹ 18,308 crore (US$ 2.2 billion) in Q2-2024 from ₹ 14,787 crore (US$ 1.8 billion) in Q2-2023

•	The net interest margin was 4.53% in Q2-2024 compared to 4.31% in Q2-2023 and 4.78% in Q1-2024. The net interest margin was 4.65% in H1-2024

•	Non-interest income excluding treasury increased by 14.0% year-on-year to ₹ 5,861 crore (US$ 706 million) in Q2-2024 from ₹ 5,139 crore (US$ 619 million) in Q2-2023

•	Fee income grew by 16.2% year-on-year to ₹ 5,204 crore (US$ 627 million) in Q2-2024 from ₹ 4,480 crore (US$ 539 million) in Q2-2023. Fees from retail, rural, business banking and SME customers constituted about 78% of total fees in Q2-2024

•	Provisions (excluding provision for tax) were ₹ 583 crore (US$ 70 million) in Q2-2024 compared to ₹ 1,644 crore (US$ 198 million) in Q2-2023

•	There was a treasury loss of ₹ 85 crore (US$ 10 million) in Q2-2024, similar to Q2-2023

•	The profit before tax grew by 36.0% year-on-year to ₹ 13,646 crore (US$ 1.6 billion) in Q2-2024 from ₹ 10,036 crore (US$ 1.2 billion) in Q2-2023

•	The profit after tax grew by 35.8% year-on-year to ₹ 10,261 crore (US$ 1.2 billion) in Q2-2024 from ₹ 7,558 crore (US$ 910 million) in Q2-2023

Growth in digital and payments platforms

There have been more than one crore activations of iMobile Pay by non-ICICI Bank account holders at end-September 2023.

ICICI Bank’s Merchant STACK offers an array of banking and value-added services to retailers, online businesses and large e-commerce firms such as digital current account opening, instant overdraft facilities based on point-of-sale transactions, connected banking services and digital store management, among others. The value of the Bank’s merchant acquiring transactions through UPI grew by 69.5% year-on-year and 13.9% sequentially in Q2-2024. The Bank had a market share of about 30% by value in electronic toll collections through FASTag in Q2-2024, with a 15.4% year-on-year growth in collections in Q2-2024.

The Bank has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The Bank’s Trade Online and Trade Emerge platforms allow customers to perform most of their trade finance and foreign exchange transactions digitally. The Bank’s digital solutions integrate the export transaction lifecycle with bespoke solutions providing frictionless experience to the clients and simplify customer journeys. About 71% of trade transactions were done digitally in Q2-2024. The volume of transactions done through Trade Online and Trade Emerge platforms in Q2-2024 grew by 29.7% year-on-year.

Credit growth

The net domestic advances grew by 19.3% year-on-year and 4.8% sequentially at September 30, 2023. The retail loan portfolio grew by 21.4% year-on-year and 5.5% sequentially, and comprised 54.3% of the total loan portfolio at September 30, 2023. Including non-fund outstanding, the retail portfolio was 46.0% of the total portfolio at September 30, 2023. The business banking portfolio grew by 30.3% year-on-year and 10.6% sequentially at September 30, 2023. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 30 million), grew by 29.4% year-on-year and 7.2% sequentially at September 30, 2023. The rural portfolio grew by 17.3% year-on-year and 3.5% sequentially at September 30, 2023. The domestic corporate portfolio grew by 15.3% year-on-year and 3.1% sequentially at September 30, 2023. Total advances increased by 18.3% year-on-year and 5.0% sequentially to ₹ 11,10,542 crore (US$ 133.7 billion) at September 30, 2023.

Deposit growth

Total period-end deposits increased by 18.8% year-on-year and 4.5% sequentially to ₹ 12,94,742 crore (US$ 155.9 billion) at September 30, 2023. Period end term deposits increased by 31.8% year-on-year and 9.2% sequentially to ₹ 7,67,112 crore (US$ 92.4 billion) at September 30, 2023. Average current account deposits increased by 14.0% year-on-year in Q2-2024. Average savings account deposits increased by 4.5% year-on-year in Q2-2024.

With an addition of 174 branches during Q2-2024, the Bank had a network of 6,248 branches and 16,927 ATMs and cash recycling machines at September 30, 2023.

Asset quality

The gross NPA ratio declined to 2.48% at September 30, 2023 from 2.76% at June 30, 2023. The net NPA ratio declined to 0.43% at September 30, 2023 from 0.48% at June 30, 2023 and 0.61% at September 30, 2022. The net addition to gross NPAs, excluding write-offs and sale, were ₹ 116 crore (US$ 14 million) in Q2-2024 compared to ₹ 1,807 crore (US$ 218 million) in Q1-2024. The gross NPA additions were ₹ 4,687 crore (US$ 564 million) in Q2-2024 compared to ₹ 5,318 crore (US$ 640 million) in Q1-2024. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 4,571 crore (US$ 550 million) in Q2-2024 compared to ₹ 3,511 crore (US$ 423 million) in Q1-2024. The Bank has written off gross NPAs amounting to ₹ 1,922 crore (US$ 231 million) in Q2-2024. The provision coverage ratio on NPAs was 82.6% at September 30, 2023.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 3,536 crore (US$ 426 million) or 0.3% of total advances at September 30, 2023 from ₹ 3,946 crore (US$ 475 million) at June 30, 2023. The Bank holds provisions amounting to ₹ 1,107 crore (US$ 133 million) against these borrowers under resolution. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.6 billion) at September 30, 2023. The loan and non-fund based outstanding to performing corporate and SME borrowers rated BB and below was ₹ 4,789 crore (US$ 581 million) at September 30,

2023 from ₹ 4,276 crore (US$ 515 million) at June 30, 2023. The increase is due to the upgrade of one borrower from non-performing status. The loan and non-fund based outstanding of ₹ 4,789 crore (US$ 581 million) at September 30, 2023 includes ₹ 682 crore (US$ 82 million) to borrowers under resolution.

Capital adequacy

Including profits for the six months ended (H1-2024), the Bank’s total capital adequacy ratio at September 30, 2023 was 17.59% and Tier-1 capital adequacy was 16.86% compared to the minimum regulatory requirements of 11.70% and 9.70% respectively.

Consolidated results

The consolidated profit after tax increased by 36.1% year-on-year to ₹ 10,896 crore (US$ 1.3 billion) in Q2-2024 from ₹ 8,007 crore (US$ 964 million) in Q2-2023.

Consolidated total assets grew by 15.9% year-on-year to ₹ 21,24,850 crore (US$ 255.9 billion) at September 30, 2023 from ₹ 18,33,154 crore (US$ 220.7 billion) at September 30, 2022.

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance Company (ICICI Life) decreased year-on-year by 7.1% to ₹ 1,015 crore (US$ 122 million) in H1-2024 compared to ₹ 1,092 crore (US$ 131 million) in H1-2023. The annualised premium equivalent was ₹ 3,523 crore (US$ 424 million) in H1-2024 compared to ₹ 3,519 crore (US$ 424 million) in H1-2023. The VNB margin was 28.8% in H1-2024 compared to 32.0% in FY2023. The profit after tax increased by 22.6% year-on-year to ₹ 244 crore (US$ 29 million) in Q2-2024 from ₹ 199 crore (US$ 24 million) in Q2-2023.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 17.4% year-on-year to ₹ 6,086 crore (US$ 733 million) in Q2-2024 from ₹ 5,185 crore (US$ 624 million) in Q2-2023. The combined ratio stood at 103.9% in Q2-2024 compared to 105.1% in Q2-2023. Excluding the impact of catastrophic losses of ₹ 48 crore (US$ 6 million) in Q2-2024 and ₹ 28 crore in Q2-2023 (US$ 3 million), the combined ratio was 102.8% and 104.3% respectively. The profit after tax of ICICI General was ₹ 577 crore (US$ 69 million) in Q2-2024 compared to ₹ 591 crore (US$ 71 million) in Q2-2023. The profit after tax of Q2-2023 included reversal of tax provisions of ₹ 128 crore (US$15 million).

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, grew by 23.5% year-on-year to ₹ 501 crore (US$ 60 million) in Q2-2024 from ₹ 406 crore (US$ 49 million) in Q2-2023.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 424 crore (US$ 51 million) in Q2-2024 compared to ₹ 300 crore (US$ 36 million) in Q2-2023.

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

						₹ crore
	FY2023	Q2-2023	H1-2023	Q1-2024	Q2-2024	H1-2024
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	62,129	14,787	27,997	18,227	18,308	36,535
Non-interest income	19,883	5,139	9,768	5,183	5,861	11,044
- Fee income	18,001	4,480	8,723	4,843	5,204	10,047
- Dividend income from subsidiaries/associates	1,784	648	995	291	648	939
- Other income	98	11	50	49	9	58
Less:
Operating expense	32,873	8,161	15,727	9,523	9,855	19,378
Core operating profit[1]	49,139	11,765	22,038	13,887	14,314	28,201
Total net provision	6,666	1,644	2,788	1,292	583	1,875
- Contingency provisions[2]	5,650	1,500	2,550	-	-	-
- Other provisions	1,016	144	238	1,292	583	1,875
Profit before tax excl. treasury	42,473	10,121	19,250	12,595	13,731	26,326
Treasury	(52)	(85)	(49)	252	(85)	167
Profit before tax	42,421	10,036	19,201	12,847	13,646	26,493
Less:
Provision for taxes	10,525	2,478	4,738	3,199	3,385	6,584
Profit after tax	31,896	7,558	14,463	9,648	10,261	19,909

1.	Excluding treasury

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.6 billion) at September 30, 2023

3.	Prior period numbers have been re-arranged wherever necessary

Summary balance sheet

				₹ crore
	30-Sep-22	31-Mar-23	30-Jun-23	30-Sep-23
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,394	1,397	1,400	1,401
Employee stock options outstanding	510	761	916	1,078
Reserves and surplus	1,80,603	1,98,558	2,08,650	2,13,570
Deposits	10,90,008	11,80,841	12,38,737	12,94,742
Borrowings (includes subordinated debt)	1,29,934	1,19,325	1,11,252	1,16,758
Other liabilities and provisions	86,225	83,325	86,045	93,231
Total capital and liabilities	14,88,674	15,84,207	16,47,000	17,20,780

Assets
Cash and balances with Reserve Bank of India	67,095	68,526	68,800	66,221
Balances with banks and money at call and short notice	57,818	50,912	37,447	43,241
Investments	3,33,031	3,62,330	3,98,140	4,13,253
Advances	9,38,563	10,19,638	10,57,583	11,10,542
Fixed assets	9,510	9,600	9,730	10,166
Other assets	82,657	73,201	75,300	77,357
Total assets	14,88,674	15,84,207	16,47,000	17,20,780

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli at sujit.ganguli@icicibank.com or Kausik Datta at datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 83.05

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: October 21, 2023	By:	/s/ Prachiti Lalingkar

			Name :	Prachiti Lalingkar
			Title :	Company Secretary